Exhibit 99.3

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 6, 2021, is entered into by and between Woodland Corporation Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Moxian (BVI) Inc, a British Virgin Islands company (the “Purchaser”), and Starta Technology Services Limited, a company incorporated in Hong Kong (the “Seller”). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement have the meanings given to such terms herein, as such definitions are identified by the cross-references set forth in Exhibit A attached hereto.

RECITALS

WHEREAS, Seller is engaged in the bitcoin mining business;

WHEREAS, Seller wishes to sell and assign to Purchaser, and Purchaser wishes to purchase and assume from Seller, various assets related to the mining of bitcoins as specified in Exhibit B ( the “Purchased Assets”), subject to the terms and conditions set forth herein;

WHEREAS, Seller acknowledges that any and all rights, title and/or privilege to the Purchased Assets are being forever discharged, sold and transferred to Purchaser upon the consummation of the transactions contemplated hereof;

WHEREAS, as a condition to Closing, Purchaser shall obtain the approvals of its sole shareholder, Moxian (BVI) Inc (“Moxian”), and of Moxan’s shareholders; and

WHEREAS, the foregoing recitals are true and accurate, express the intentions of the Parties hereto, and are hereby incorporated by this reference into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants, representations, warranties, and agreements contained herein, and intending to be legally bound, Seller and Purchaser agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS

Section 1.01 Assets to be Purchased. Upon satisfaction of all conditions to the obligations of the parties contained herein (other than such conditions as shall have been waived in accordance with the terms hereof), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, at the Closing (as defined in Section 2.01), all of Seller’s right, title, and interest in, to the Purchased Assets, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, restriction of any kind (including any restriction on use, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an “Encumbrance”), for the consideration specified in Section 1.02.

Section 1.02 Purchase Price. The aggregate purchase price for the Purchased Assets shall be US$29,800,000 (the “Purchase Price”). Purchaser shall pay the Purchase Price by wire transfer to Seller of immediately available funds in accordance with the wire transfer instructions provided by Seller.

ARTICLE II

CLOSING; DOCUMENTS OF CONVEYANCE

Section 2.01 Closing. Subject to the satisfaction of the conditions set forth in Article III, Article IV, Article VII and Article VIII, the purchase and sale contemplated hereby shall be consummated at a closing (referred to herein as the “Closing”) .

Section 2.02 Actions to be Taken at the Closing. At the Closing, the Parties will take the following actions and deliver the following documents:

(a) At the Closing, Seller shall deliver to Purchaser the following:

(i) Seller will execute and deliver to Purchaser (A) all Bills of Sale, (B) all Assignment Agreements, and all other conveyance and transfer documentation required for conveyance of the Purchased Assets. All instruments of conveyance shall be free of all Encumbrances and Obligations and shall be in form and substance satisfactory to Purchaser;

(ii) a certificate of the Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors and the shareholders of Seller, which authorize the execution, delivery, and performance of this Agreement, the Bill of Sale, the Assignment Agreement, and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the “Transaction Documents”) and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents;

(iii) any and all documentation relating to the Purchased Assets being purchased hereunder as set forth throughout this Agreement and not previously delivered, including specifically the formula, recipe and “know-how” relating to the manufacturing and production of B100%®;

(iv) a certificate from Seller, signed by its authorized person representing that the Representations and Warranties set forth in Section IV hereof, are all true, complete and correct and remain in full force and effect.

(b) At the Closing, Purchaser shall deliver to Seller the following:

(i) the Purchase Price (less any amounts which may be withheld for outstanding tax Liabilities);

(ii) the Assignment Agreement duly executed by Purchaser;

(iii) a certificate of the Secretary (or equivalent officer) of Purchaser certifying as to (A) the resolutions of the board of directors of Purchaser, which authorize the execution, delivery, and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other Transaction Documents; and

Section 2.03 Transfer of Possession. Simultaneously with Closing, Seller shall give Purchaser full possession and enjoyment of the Purchased Assets.

ARTICLE III

DELIVERIES AND DUE DILIGENCE PRIOR TO CLOSING

Section 3.01 Seller’s Deliveries. Seller shall deliver to Purchaser, within five (5) days from the date of execution hereof, any and all documentation relating to Seller’s acquisition and ownership of the Purchased Assets. Such documentation shall include all papers, documents, computerized databases and records of Seller relating to the Purchased Assets in Seller’s possession, including without limitation all corporate, marketing records, purchase records, accounting and financial records and maintenance and production records, documents and information relating to the production and manufacturing, including “know-how,” trade secrets, and other reasonable documents as requested by Purchaser relating to the Business or the Purchased Assets Seller’s Deliveries shall be treated as confidential information and if for any reason Seller’s Deliveries are delivered to Purchaser, but the transaction does not complete, all Seller’s Deliveries will be returned to Seller, and Purchaser will not retain, directly or indirectly, any copies thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to and for the benefit of Purchaser as follows as of the date hereof and as of the Closing Date:

Section 4.01 Authority of Seller. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of Hong Kong SAR. Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate, board, and shareholder action on the part of Seller. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 4.02 No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other governing documents of Seller; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, constitution, treaty, common law, other requirement, or rule of law of any Governmental Authority (collectively, “Law”) or any order, writ, judgment, injunction, decree, stipulation, determination, penalty, or award entered by or with any Governmental Authority (“Governmental Order”) applicable to Seller or the Purchased Assets; (c) require the consent, notice, declaration, or filing with or other action by any individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity (“Person”) or require any permit, license, or Governmental Order; (d) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which any of the Purchased Assets are subject (including any Assigned Contract); or (e) result in the creation or imposition of any charge, claim, pledge, equitable interest, lien, security interest, restriction of any kind, or other encumbrance (“Encumbrance”) on the Purchased Assets.

Section 4.03 Title to the Purchased Assets. Seller has, and will have at the Closing, good, valid and marketable title to all of the Purchased Assets, free and clear of any liens. Seller has not sold, transferred, assigned or conveyed any of its right, title and interest, or granted or entered into any option to purchase or acquire any of its right, title or interest, in and to any of the Purchased Assets. No third party has any option or right to acquire Seller’s Purchased Assets. All such Purchased Assets are free and clear of Encumbrances.

Section 4.04 Condition and Sufficiency of Assets. All the Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. conducted prior to and as of the Closing.

Section 4.05 Legal Proceedings; Governmental Orders.

(a) There are no claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, audits, notices of violation, proceedings, litigation, citations, summons, subpoenas, or investigations of any nature, whether at law or in equity (collectively, “Actions”) pending or, to Seller’s knowledge, threatened against or by Seller: (i) relating to or affecting the Purchased Assets; or (ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding Governmental Orders against, relating to, or affecting the Purchased Assets.

Section 4.06 Full Disclosure. This Agreement, and all documents delivered by Seller to Purchaser in connection with the transactions contemplated herein, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein not false or misleading.

Section 4.07 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

ARTICLE V

Representations and warranties of Purchaser

Purchaser represents and warrants to and for the benefit of Purchaser as follows as of the date hereof and as of the Closing Date:

Section 5.01 Organization and Authority of Purchaser. Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of Hong Kong SAR. Purchaser has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Purchaser is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and any other Transaction Document to which Purchaser is a party, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

Section 5.02 No Conflicts; Consents. The execution, delivery, and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other organizational documents of Purchaser; (b) violate or conflict with any provision of any Law or Governmental Order applicable to Purchaser; or (c) require the consent, notice, declaration, or filing with or other action by any Person or require any permit, license, or Governmental Order.

Section 5.03 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Purchaser.

Section 5.04 Legal Proceedings. There are no Actions pending or, to Purchaser’s knowledge, threatened against or by Purchaser that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

ARTICLE VI

DELIVERIES AND CONDUCT OF THE PARTIES AFTER CLOSING

Section 6.01 Cooperation. Purchaser and Seller will cooperate upon and after the Closing Date in effecting the orderly transfer of the Purchased Assets to Purchaser. Without limiting the generality of the foregoing, Seller, at the request of Purchaser without additional consideration, but with reimbursement for all additional expenses incurred by Seller preparing such documentation, will execute and deliver from time to time such further instruments of assignment, conveyance and transfer, will sign any documents necessary or useful to ensure that all of the right, title and interest in and to the Purchased Assets vests in Purchaser, will cooperate in the conduct of litigation and the processing and collection of insurance claims, and will take such other actions as may reasonably be required to convey and deliver to Purchaser more effective title to the Purchased Assets, or to confirm and perfect Purchaser’s title thereto, as contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 7.01 Accuracy of Representations. Each of the representations and warranties made by Seller in this Agreement and in each of the other agreements and instruments delivered to Purchaser and Purchaser in connection with the transactions contemplated by this Agreement shall have been materially accurate in all respects as of the date of this Agreement, and shall be materially accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 7.02 Performance of Covenants. Each covenant or obligation that Seller is required to comply with or to perform at or prior to the Closing shall have been materially complied with.

Section 7.03 Consents and approvals. All Consents or approvals required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

Section 7.04 Agreements and Documents. Purchaser shall have received a certificate executed by Seller containing the representation and warranty of Seller that each of the representations and warranties set forth in Articles III and IV are accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Article VI have been duly satisfied.

Section 7.05 Disclosure Schedules. Seller shall have delivered the completed Disclosure Schedules to Purchaser prior to the Closing Date.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

Section 8.01 Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement and in each of the other agreements and instruments delivered to Seller in connection with the transactions contemplated by this Agreement shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 8.02 Performance of Covenants. All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

Section 8.03 Consents and Approval. All Consents or approvals required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

Section 8.04 Agreements and Documents. Seller shall have received a certificate executed by Purchaser, and containing the representation and warranty that each of the representations and warranties set forth in Articles III and IV are accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Article VII have been duly satisfied.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at, or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.02 Fees and Expenses. All fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred in the future by any party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) any investigation and review conducted by such party of the other party’s business (and the furnishing of information in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the transactions contemplated hereby shall be paid: (i) by Purchaser, if incurred by Purchaser; and (ii) by Seller, if incurred by Seller.

Section 9.03 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Section 9.04 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Purchaser (prior to the Closing), to:

Unit A, 8/F Woodbase Centre, 208 Queen’s Road Central, Hong Kong

If to Seller, to:

Unit 17, 9/F Tower A, New Mandarin Plaza, No. 14 Science Museum Road, Kowloon, Hong Kong

Section 9.05 Termination.

(a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

(i) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller have breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified Seller of the breach, and the breach has continued without cure for a period of twenty days after the notice of breach, or (B) if the Closing shall not have occurred on or before January 31, 2022 by Seller;

(ii) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Purchaser of the breach, and the breach has continued without cure for a period of twenty days after the notice of breach.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to this Section 9.05 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party to consummate its obligations hereunder or to complete the transactions contemplated by this Agreement, except for any liability of any Party then in breach.

Section 9.06 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Purchaser and Seller will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 9.07 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.08 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions contemplated hereby are fulfilled to the extent possible.

Section 9.09 Counterparts; Facsimile Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

Section 9.10 Entire Agreement; Third Party Beneficiaries. This Agreement, taken together with the Exhibits and Schedules hereto, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the transactions and (b) are not intended to confer upon any person other than the Parties any rights or remedies.

Section 9.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong Special Administrative Region (“Hong Kong SAR”), regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto hereby irrevocably and unconditionally agrees that: (i) it is and shall continue to be subject to the jurisdiction of the courts of the Hong Kong SAR; and (ii)(A) to the extent that such party is not otherwise subject to service of process in the Hong Kong SAR, to appoint and maintain an agent in the Hong Kong SAR as such party’s agent for acceptance of legal process and notify the other parties hereto of the name and address of such agent, and (B) to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the Hong Kong. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii)(A) or (B) above shall have the same legal force and effect as if served upon such party personally within the Hong Kong SAR.

Section 9.12 Assignment. To the fullest extent permitted by law, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.13 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

Section 9.14 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

Purchaser:

Woodland Corporation Limited

By:
Name:
Title:

Seller:

Starta Technology Services Limited

By:
Name:
Title:

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

CONSENT. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including from a Governmental Body).

CONTRACT. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan, or legally binding commitment or undertaking of any nature.

ENTITY. “Entity” shall mean any person or persons, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

GOVERNMENTAL BODY. “Governmental Body” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city, local or other political subdivision.

LEGAL REQUIREMENT. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitute, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

MATERIAL ADVERSE EFFECT. A violation or other matter will be deemed to have a “Material Adverse Effect” on a Person if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement or in any Closing Certificate but for the presence of “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on such Person’s business, condition, assets, liabilities, operations, financial performance or prospects.

PERSON. “Person” shall mean any individual, Entity or Governmental Body.

TAX. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

TAX RETURN. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

EXHIBIT B

LIST OF THE PURCHASED ASSETS

EXHIBIT C

BILL OF SALE AND ASSIGNMENT